Exhibit G
METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

September 6, 2005

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on September 6, 2005 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports that it has received a US$10 million payment from Falconbridge Ltd (FAL) resulting in Falconbridge earning a 70% interest in the El Morro copper-gold porphyry project in Chile.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.

c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated as of September 8, 2005.

/s/ “Richard J. Hall”
Richard J. Hall
President & Chief Executive Officer

ATTACHMENT “A”

Press Release No. 05-12
METALLICA RESOURCES ANNOUNCES FALCONBRIDGE
EARNS INTEREST IN EL MORRO PROJECT, CHILE
Toronto, Ontario – September 6, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that it has received a US$10 million payment from Falconbridge Ltd (FAL) resulting in Falconbridge earning a 70% interest in the El Morro copper-gold porphyry project in Chile. In order to earn its 70% interest, Falconbridge, and its predecessor company Noranda, were required to make payments totaling US$300,000, which were made in 1999 and 2000; make a US$1 million private placement into Metallica, which was completed in September 2001; complete US$10 million of work on the project, which was completed in 2002; and make this US$10 million payment. Additionally, the Agreement calls for Falconbridge to complete a feasibility study by September 2007 and, if requested by Metallica, fund 70% of Metallica’s 30% of the capital needed to develop a mine in the event of a production decision.
Under the Agreement, Falconbridge will be responsible for the cost of completing the feasibility study, with other costs shared by the parties in accordance with their respective interests. As a result of Falconbridge earning its 70% interest in the project, the parties will be formalizing their joint venture and establishing programs for the 2005-2006 Andean field season.
As of the end of the 2005 Andean field season, Falconbridge had completed approximately 45,000 meters of diamond core and reverse circulation rotary drilling in 120 holes on the project. An additional 8,700 meters of drilling had been completed previously by Metallica and others. The present focus of the Falconbridge drilling is on the La Fortuna resource area where approximately 29,000 meters of diamond core drilling in 64 holes has been completed. Based on a 0.3% copper grade contour limit, the La Fortuna resource area is contained within an area approximately 1,000 by 700 meters, and is centered on a mineralized porphyry stock. The deepest hole drilled into the La Fortuna resource area, DDHF-39, is 970 meters deep. The upper approximate 400 meters of the La Fortuna resource area is currently drilled on 100 meter drill centers with the approximate lower 300 meters of the deposit drilled on 200 meter centers.
Based on a 0.4% copper cut-off grade, Falconbridge in 2002 estimated that the La Fortuna deposit contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 g/t gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. As previously reported, drill hole DDHF-39 extends the known mineralization approximately 325 meters below the inferred resource at an average grade of 0.55% copper and 0.46 g/t gold. Metallica is currently completing an updated resource estimate, which will include the results of the most recent drilling completed in May 2005. This resource update will be completed during the third quarter of 2005.
Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding. In addition to the US$10 million payment by Falconbridge, Metallica had approximately US$38 million in cash and cash equivalents at the end of the second quarter 2005, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com
CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.
THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.